

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Dennis Dean
Chief Financial Officer
AirSculpt Technologies, Inc.
1111 Lincoln Road, Suite 802
Miami Beach, FL 33139

      Re: AirSculpt Technologies, Inc.
          Form 10-K for the fiscal year ended December 31, 2022
          Filed March 10, 2023
          File No. 001-40973

Dear Dennis Dean:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services